Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

lbrilleman@lbcounsel.com

January 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BYND Cannasoft Enterprises Inc.

Dear Sir or Madam:

Our client, BYND Cannasoft Enterprises Inc., a British Columbia company (the “Registrant”), has submitted a draft Registration Statement on Form 20-F (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement relates to the registration of the Registrant’s common stock under the Securities Exchange Act of 1934, as amended.

The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the Commission in accordance therewith. A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the anticipated effective date of the registration statement.

Please contact me if you have any questions about this confidential submission.

Very truly yours,

Louis A. Brilleman
cc:	Gabi Kabazo
(BYND Cannasoft Enterprises Inc.)